UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           THERMO ELECTRON CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

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

                              Delaware                                             04-2209186
              (State of Incorporation of Organization)                          (IRS Employer
                                                                                Identification No.)


                     81 Wyman Street
                        Waltham, MA                                                    02454
----------------------------------------------------------                             -----
  (Address of Principal Executive Offices)                                          (Zip code)


If this form relates to the registration of a              If this form relates to the registration of a
class of securities pursuant to Section 12(b)              class of securities pursuant to Section 12(g)
of the Exchange Act and is effective                       of the Exchange Act and is effective
pursuant to General pursuant to General Instruction A.(c), pursuant to General Instruction A.(c),
please check the following box.         [X]                please check the following box.              [ ]

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Securities   Act   registration   statement  file  number  to  which  this  Form
relates:___________ (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                          Name of Each Exchange
           Title of Each Class                           on Which Each
           to be so Registered                         Class is to be Registered
           -------------------                         -------------------------

          Preferred Stock Purchase Rights              New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None




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Item 1. Description of Registrant's Securities to be Registered.

     On September 15, 2005, the Board of Directors of Thermo Electron Corporation (the "Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock, par value $1.00 per share (the "Common Stock"), to stockholders of record at the close of business on September 29, 2005. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundred-thousandth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $100 per share (the "Preferred Stock"), at a purchase price of $200 in cash per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of September 15, 2005 between the Company and American Stock Transfer & Trust Company, as rights agent (the "Rights Agent").

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate rights certificates ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a distribution date will occur upon the earlier of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) the close of business on the tenth business day (or such later date as may be determined by the Company's Board of Directors) after the date that a tender or exchange offer is commenced by any person, the consummation of which could result in the beneficial ownership by a person or group of 15% or more of the shares of Common Stock then outstanding (the earlier of (i) and (ii) being herein referred to as the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 29, 2015, unless earlier redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors and except in connection with shares of Common Stock issued upon the exercise of employee stock options, issuances under other employee stock benefit plans or issuances upon the exercise, conversion or exchange of securities issued prior to the Distribution Date, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that a person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, except pursuant to an offer for all outstanding shares of Common Stock that at least 75% of the Board of Directors determines to be fair to, and otherwise in the best interests of, stockholders (a "Permitted Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Common Stock (or, in certain circumstances, Units of Preferred Stock, cash, property or other securities of the Company) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock at the date of the occurrence of the event. However, Rights are not exercisable following the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event set forth in this paragraph is referred to as "Section 11(a)(ii) Event."

     For example, at an exercise price of $200 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase for $200 such number of shares of Common Stock (or other consideration, as noted above) as equals $200 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock. Assuming that the Common Stock had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $200.

     In the event that, at any time after any person has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or its Common Stock is changed or exchanged (other than a merger which follows a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price of such common stock at the date of the occurrence of the event.

     For example, at an exercise price of $200 per Right, each Right following an event set forth in the preceding paragraph would entitle its holder to purchase for $200 such number of shares of common stock of the acquiring company as equals $200 divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock. Assuming that such common stock had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase 8 shares of common stock of the acquiring company for $200.

     At any time after the occurrence of a Section 11(a)(ii) Event, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person that have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundred-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets
(excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of Common Stock occurring, in any such case, prior to the Distribution Date.

     Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $100 per share and will be entitled to an aggregate dividend of 100,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidating payment of $100 per share and will be entitled to an aggregate payment of 100,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Preferred Stock will be entitled to receive 100,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundred-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash or stock) (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for
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common stock of the acquiring company as set forth above.

     Prior to the Distribution Date, the terms of the Rights are subject to amendment by the Board of Directors without the consent of the holders of the Rights. After the Distribution Date, only limited terms of the Rights are subject to amendment by the Board.

     As long as the Rights are attached to the Common Stock, one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or delivered by the Company, except that following the Distribution Date and prior to the expiration or redemption of the Rights, the Company (a) shall issue Rights only in respect of shares of common stock issued upon the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities issued before the Distribution Date and (b) may otherwise issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate; provided that no Rights will be issued if the Company is advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the recipient of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make a Permitted Offer. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the earlier of (i) the Stock Acquisition Date or (ii) September 29, 2015, and in certain other circumstances, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

     The Rights Agreement contains a so-called "TIDE" provision, which requires that a shareholder rights plan committee of the Board of Directors of the Company shall review (not less than once every three years) whether maintaining the Rights Agreement continues to be in the best interest of the stockholders.

     The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A, the Terms of Series B Junior Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate, is filed as Exhibit 1 to this Form 8-A and is incorporated herein by reference. The Form of Certificate of Amendment of Certificate of Designation is filed as Exhibit 2 to this Form 8-A and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2. Exhibits.

1 Rights Agreement, dated as of September 15, 2005, by and between Thermo Electron Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A, the Terms of Series B Junior
     Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate, filed as an exhibit to the Company's Current Report on Form 8-K on September 16, 2005.

2 Form of Certificate of Amendment of Certificate of Designation of the Series B Junior Participating Preferred Stock of Thermo Electron Corporation, filed as an exhibit to the Company's Current Report on Form 8-K on September 16, 2005.



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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        THERMO ELECTRON CORPORATION


Date:    September 16, 2005             By:     /s/ Seth H. Hoogasian
                                            ------------------------------------
                                        Name:   Seth H. Hoogasian
                                        Title:  Vice President, General Counsel
                                                and Secretary

                                  EXHIBIT INDEX


Exhibit No.                   Description

1 Rights Agreement, dated as of September 15, 2005, by and between Thermo Electron Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A, the Terms of Series B Junior
     Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate, filed as an exhibit to the Company's Current Report on Form 8-K on September 16, 2005.

2 Form of Certificate of Amendment of Certificate of Designation of the Series B Junior Participating Preferred Stock of Thermo Electron Corporation, filed as an exhibit to the Company's Current Report on Form 8-K on September 16, 2005.